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                             March 19, 2021

       Marcio Souza
       Chief Executive Officer
       Praxis Precision Medicines, Inc.
       One Broadway, 16th Floor
       Cambridge, MA 02142

                                                        Re: Praxis Precision
Medicines, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 18,
2021
                                                            CIK No. 0001689548

       Dear Mr. Souza:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Richard A. Hoffman,
Esq.